

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 10, 2016

<u>Via E-mail</u>
Anatoliy Kanev
Chief Executive Officer, Chief Financial Officer, and President
Unicobe Corp.
Serdike 17A, ap. 37
Sofia, Bulgaria 1000

> **Re:** **Unicobe Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 02, 2016**
> **File No. 333-206916**

Dear Mr. Kanev:

We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. We note your response to comment one of our letter dated November 23, 2015 and your amended disclosure that you have signed sales contracts with three new customers. We are unable to discern from your disclosure, or in the sales contracts attached as exhibits, what the subject of the contracts are other than that they are defined "as per invoice." Please explain to us what is included in the sales of goods and how they fit into your specific business plan.

2. We note that one of your three contracts of sale exists between you and Smartarts, Ltd., a company who you have consistently listed as among your domestic competitors and considered a barrier to entering the laser engraving market. Please explain to us how selling to a competitor fits within your current business model.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Pamela Long

for Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-mail</u>
        Aaron McGeary, Esq.